02022350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36625

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAY 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 AND ENDING 03/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investment Bank Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 Dutchman's Lane, Suite 305
(No. and Street)

Louisville	Kentucky	40205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L. Hargrove 502-451-6633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chilton & Medley, PLC
(Name – *if individual, state last, first, middle name*)

1100 Starks Building	Louisville	Kentucky	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me, in my presence, this 28th day of May, 2001.

Signature

President

Title

Notary Public

Notary Public, State at Large, KY
My commission expires Sept. 30, 2002.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT BANK SERVICES, INC.
(a wholly-owned subsidiary of
Professional Bank Services, Inc.)

AUDITED FINANCIAL STATEMENTS

Years Ended March 31, 2002 and 2001

CHILTON & MEDLEY

INVESTMENT BANK SERVICES, INC.

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Balance Sheets	2
Statements of Operations	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 7
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	8
SUPPLEMENTARY INFORMATION	
Schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5	10 - 11

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

May 8, 2002

To the Board of Directors
Investment Bank Services, Inc.
Louisville, Kentucky

We have audited the accompanying balance sheets of Investment Bank Services, Inc. (a wholly-owned subsidiary of Professional Bank Services, Inc.) as of March 31, 2002 and 2001, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Certified Public Accountants

502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

INVESTMENT BANK SERVICES, INC.
BALANCE SHEETS
March 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 23,737	$ 18,377
Short-term investment	10,000	10,000
Accounts receivable	-	25,000
Filing fees refundable	-	3,640
Prepaid expenses	352	352
	$ 34,089	$ 57,369
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 23,400
	-	23,400
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	30,999	30,999
Retained earnings	3,089	2,969
	34,089	33,969
	$ 34,089	$ 57,369

The accompanying notes are an integral part of these financial statements.

INVESTMENT BANK SERVICES, INC.
STATEMENTS OF OPERATIONS
Years Ended March 31, 2002 and 2001

	2002	2001
REVENUES	$ 1,674,002	$ 396,795
EXPENSES		
Consultant fees	1,669,000	381,695
Legal fees incurred for underwriting	-	10,000
Accounting fees	2,760	2,600
Filing fees	1,363	3,966
Insurance	603	591
Taxes and licenses	630	770
Miscellaneous	20	92
	1,674,376	399,714
LOSS FROM OPERATIONS	(374)	(2,919)
OTHER INCOME		
Interest income	494	512
NET INCOME (LOSS)	$ 120	$ (2,407)

The accompanying notes are an integral part of these financial statements.

INVESTMENT BANK SERVICES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended March 31, 2002 and 2001

	Common Stock		Additional		
	Number of Shares	Amount	Paid in Capital	Retained Earnings	Total
BALANCE AT MARCH 31, 2000	100	$ 1	$ 30,999	$ 5,376	$ 36,376
NET LOSS FOR 2001	-	-	-	(2,407)	(2,407)
BALANCE AT MARCH 31, 2001	100	1	30,999	2,969	33,969
NET INCOME FOR 2002	-	-	-	120	120
BALANCE AT MARCH 31, 2002	100	$ 1	$ 30,999	$ 3,089	$ 34,089

The accompanying notes are an integral part of these financial statements.

INVESTMENT BANK SERVICES, INC.
STATEMENTS OF CASH FLOWS
Years Ended March 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 120	$ (2,407)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable	25,000	(25,000)
Filing fees refundable	3,640	(3,640)
Prepaid expenses	-	19
Increase (decrease) in accounts payable	(23,400)	23,400
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	5,360	(7,628)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of short-term investments	20,000	20,000
Repurchase of short-term investments	(20,000)	(20,000)
NET CASH PROVIDED INVESTING ACTIVITIES	-	-
INCREASE (DECREASE) IN CASH	5,360	(7,628)
CASH AT BEGINNING OF YEAR	18,377	26,005
CASH AT END OF YEAR	$ 23,737	$ 18,377

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Investment Bank Services, Inc. ("the Company") is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to other investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

No provision for doubtful accounts had been made at March 31, 2001, as management considered all amounts to be fully collectible. The entire balance of accounts receivable at March 31, 2001 related to one engagement and was collected during the year ended March 31, 2002.

Revenue and Cost Recognition

Revenues associated with the sale or conversion of financial institutions is recognized at the time the transaction is completed and the income is reasonably determined. Contingent expenses associated with activities, such as consultant fees and certain legal fees, are recognized concurrently with the revenues.

Revenue from consulting is generally recognized when the related service has been performed by the Company. Other operating expenses are accounted for on the accrual basis of accounting.

Income Taxes

In regard to the Company, determination of income for income tax purpose does not differ materially from generally accepted accounting principles. For purposes of federal income tax reporting, the Company files a consolidated return with the Parent Company. State and local income tax returns are computed on a separate entity basis.

NOTE B - SHORT-TERM INVESTMENT

The Company holds a six-month certificate of deposit in the amount of $10,000. Interest earned on this investment fluctuates based on the market at the time of renewal. The cost of the short-term investment approximates market value at March 31, 2002 and 2001.

NOTE C - RELATED PARTY TRANSACTIONS

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but generally contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. Consultant fee expense to the Parent Company under this arrangement was $1,669,000 in 2002 and $381,695 in 2001. Accounts payable of $23,400 at March 31, 2001, were due to the Parent Company.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by the rule. At March 31, 2002 and 2001, the Company has net capital of $33,737 and $8,617, respectively, which is in excess of the minimum requirement for the Company of $5,000.

NOTE E - CONCENTRATIONS OF RISK

For 2002, two engagements represent 96% of total revenues. Two engagements represented 91% of total revenues for 2001.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements.

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

May 8, 2002

To the Board of Directors
Investment Bank Services, Inc.
Louisville, Kentucky

We have audited the accompanying financial statements of Investment Bank Services, Inc. (a wholly-owned subsidiary of Professional Bank Services, Inc.) as of and for the years ended March 31, 2002 and 2001, and have issued our report thereon dated May 8, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Certified Public Accountants

502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

SUPPLEMENTARY

INFORMATION

INVESTMENT BANK SERVICES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2002 and 2001

	2002	2001
NET CAPITAL		
TOTAL STOCKHOLDER'S EQUITY	$ 34,089	$ 33,969
NON-ALLOWABLE ASSETS		
Accounts receivable	-	(25,000)
Prepaid insurance	(352)	(352)
NET CAPITAL	$ 33,737	$ 8,617

There are no differences between net capital as reported above for the years ended March 31, 2002 and 2001, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of March 31, 2002 and 2001.

See independent auditors' report on supplementary information.

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

May 8, 2002

To the Board of Directors
Investment Bank Services, Inc.
Louisville, Kentucky

In planning and performing our audits of the financial statements of Investment Bank Services, Inc. ("the Company"), for the years ended March 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). The Company has not at any time in the past held any securities. Management has stated that this position is not expected to change. Therefore, no evaluation has been made as to procedures for the safeguarding of securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5 (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chilton Medley PLC

CHILTON & MEDLEY PLC
Certified Public Accountants